Exhibit 21.1

Pathmark Stores, Inc.
List of Subsidiaries
January 29, 2005

Name	State of Incorporation

Adbrett Corp.	Delaware

AAL Realty Corp.	New York

Bergen Street Pathmark, Inc.	New Jersey

Bridge Stuart, Inc.	New York

East Brunswick Stuart LLC	Delaware

Glenolden Stuart, Inc.	Delaware

Lancaster Pike Stuart LLC	Delaware

Plainbridge LLC	Delaware

PTMK LLC	Delaware

Supermarkets Oil Co.	New Jersey

Upper Darby Stuart LLC	Delaware